FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Board appoints new Head of Global R&D to Executive Committee, proposes retiring Head to join Board of Directors"

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA +1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, September 12, 2008

Board appoints new Head of Global R&D to Executive Committee, proposes retiring Head to join Board of Directors

Syngenta announced today that Dr David Lawrence, Head of Global Research and Development, will be retiring from Syngenta in April 2009. He will step down from the Executive Committee on 1 October 2008. From the same date, Dr Alejandro Aruffo (49) is appointed to the Executive Committee to succeed Lawrence. Until April, Aruffo and Lawrence will work closely together to ensure a seamless transition.

At the Syngenta Annual General Meeting in April 2009, Dr Peter Doyle, a founding member of the Board of Directors and Chairman of the Science and Technology Advisory Board, will retire having reached the statutory age limit of 70. Also at the 2009 Annual General Meeting, the Board of Directors will propose to shareholders that David Lawrence be appointed to the Board to fill the vacancy created by Peter's retirement. This will enable Syngenta to continue to benefit from David Lawrence’s extensive experience.

Michael Mack, Chief Executive Officer said: “I would like to express my warmest appreciation to Dave for the 35 years he has served Syngenta and its legacy organizations. Dave worked across the full spectrum of the R&D function before joining the Syngenta Executive Committee in 2002. In this capacity, he has played a pivotal role in the success of Syngenta through his leadership of the R&D organization”.

Alejandro Aruffo joined Syngenta earlier this year from Abbott Laboratories where he most recently served as Vice President, Global Pharmaceutical Development. Prior to this position he served as Vice President, Abbott Immunology R&D and President of the Abbott Bioresearch Center. He also served in a number of positions at Bristol-Myers Squibb. Alejandro Aruffo received bachelor's degrees in Chemistry and Mathematics from the University of Washington and a doctorate in Biophysics from Harvard University.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Syngenta Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 12, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal and Taxes